UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                           SCHEDULE TO


    Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
             of the Securities Exchange Act of 1934


             ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                    (Name of Subject Company)


                     PST CAPITAL GROUP LTD.
               (Names of Filing Persons - Offeror)


             Common Stock, par value $0.03 per share
                 (Title of Class of Securities)

                            774678403
              (Cusip Number of Class of Securities)

                          Steve Johnson
               General Counsel and Legal Director
                     PST Capital Group LTD.
                      145 Kings Cross Road
                       London, UK WC1X 9BN
                         (755) 475-5834
   (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices
         and Communications on Behalf of Filing Persons)


                            Copy to:

                          William Hogan
                       Lauby & Hogans LLP
                      17595 Harvard Avenue
                    Irvine, California 92614
                         (949) 263-0408

x Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

-  third-party tender offer subject to Rule 14d-1.

-  issuer tender offer subject to Rule 13e-4.

-  going-private transaction subject to Rule 13e-3.

-  amendment to Schedule 13D under Rule 13d-2.

- Check the following box if the filing is a final amendment reporting the results of the tender offer.








PST Capital Group Announces Offer for Rocky Mountain Chocolate
Factory, Inc.
Durango, Colorado, December 17, 2012
PST Capital Group LTD. ("PST Capital") announced today that it has submitted a letter to the board of directors of Rocky Mountain Chocolate Factory, Inc. (the "Company") (NASDAQ:RMCF) proposing to acquire all of the Company's outstanding common and preferred stock, and outstanding options to acquire such shares, in a recommended cash tender offer at a price per share of US$13.50 (the "Proposed Offer").

The Proposed Offer is subject to satisfactory completion of due diligence, the redemption or termination of the rights plan, or "poison pill", that the Company has adopted, and negotiation and execution of a definitive written agreement. PST Capital has substantial experience in managing acquisitions and is committed to working quickly to complete due diligence and execute a definitive agreement. PST Capital expects to be able to complete such an agreement within two weeks from the beginning of the due diligence period. PST Capital has requested that the Company respond promptly to the Proposed Offer.

The Proposed Offer does not create any binding obligation, and no such binding obligation will arise unless and until a mutually satisfactory definitive agreement has been executed and delivered by the parties.

PST Capital believes that a combination of the Company and PST
Capital would result in substantial benefits to both our shareholders and to the Company's employees.

About PST Capital:
PST Capital is a private equity firm pioneered "The Leaders Strategy" - finding and partnering with exceptional leaders as the critical first step in identifying, acquiring and building market-leading companies through acquisitions and organic growth.. Further information about PST Capital may be obtained from by writing to the Company at 145 Kings Cross Road, London, UK, WC1X 9BN.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. No tender offer for the Company's shares has been made at this time. In connection with any tender offer, if made, PST Capital will file relevant materials, which may include a tender offer statement and/or other documents, with the Securities and Exchange Commission ("SEC"). ALL INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC BY PST CAPITAL CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SUCH POTENTIAL TRANSACTION. Investors and security holders will be able to obtain free copies of any documents filed with the SEC by PST Capital through the website maintained by the SEC at http://www.sec.gov or by directing a request to PST Capital Group Ltd. at 145 Kings Cross Road, London, UK, WC1X 9BN, Attn:
Investor Relations.

This press release may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements are based on PST Capital's current expectations and are subject to uncertainties including the timing to consummate a potential transaction between the Company and PST Capital, the ability and timing to obtain any required regulatory approvals and the risks and uncertainties inherent in the industry. There is no assurance that the potential transaction will be consummated. Investors and security holders are cautioned not to place undue reliance on any forward-looking statements, which apply only as of the date of this press release. PST Capital does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release.

For further information, contact:
PST Capital Group Ltd.
Steve Johnson, Legal Director
Tel: 44 755 475 5834